82-5035




RECEIVED
JAN 16 2002
354

October 30, 2001

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

U.S. POST OFFICE
DELAYED

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

F-SECURE CORPORATION

STOCK EXCHANGE RELEASE
Translation from Finnish
October 30, 2001, at 9.00am

F-SECURE GROUP'S INTERIM REPORT JANUARY 1-SEPTEMBER 30,2001

Handheld security leadership, improved earnings, steady revenues despite the difficult conditions

Helsinki, Finland, October 30th, 2001 - For the 3rd quarter of 2001, F-Secure reported revenues of 9.9 million euros. This represents a decrease of 9% from 10.9 million in the third quarter of 2000, and a decrease of 7% over the previous quarter. For the first nine months of 2001 revenues were 30.6 million, representing an annual increase of 7%.

Operating loss for Q3 was EUR -2.5 million (-4.0m in the previous quarter, -2.4m in 3Q2000 without stock option related credits). For the first nine months of 2001 the operating loss was -11.4 million (-9.7). Stock option related social security expenses have had no effect so far to this year's results (0.2).

Q3 Highlights

The Group continued to ramp up business in the handheld and wireless security space, working together with leading vendors Nokia and Compaq. Traditional solution sales continued to exhibit moderate strength despite the difficult conditions.

The encryption business continued to face the challenge of long lead times and cautious IT spending, though some sizable pent-up deals that were finally secured in Q3 slightly increased the proportion of encryption sales compared to the previous quarter. The more established anti-virus business remained more stable, while being moderately affected by the economic slowdown in Western Europe and, as in previous years, by the holiday period affecting the European market.

The Group's path to profitability programme and expense management initiatives advanced successfully during the quarter. The Group was able to reach the full effect of its cost savings programme earlier and at a slightly larger scale than originally planned. While total fixed expenses decreased, investments in handheld technology development increased and new, targeted demand creation marketing

campaigns were launched. The total fixed expenses were 11.2m in Q3(compared to 13.2m in Q1 and Q2).

The Group proved the leadership of its anti-virus research with the "Nimda" virus outbreak in September. Nimda has been estimated to infect more than 2 million computers worldwide and it is categorized among the five largest virus cases in history. F-Secure's research team was the first in the world to send out a warning on the virus and to release detection and stopping capability against it, bringing enormous value to the Group's customers.

The Group's global customer satisfaction in technical support declined to an average of 3.68 down from 3.86 in Q2. The decline is the result of a slow service turnaround speeds after a tenfold increase in demand for technical services during the Nimda virus outbreak.

F-Secure Online Solutions' (F-SOS) business advanced according to plans, though the uncertainty in the ISP sector continued to prolong lead times. Q3 operating result for the subsidiary was -0.3m (-0.5m in Q2 and -0.6m in Q1). These figures have been included in the Group profit and loss statement. F-SOS has focused its activities on the European market and anti-virus solutions.

In addition to the recognized revenues, the Group had 10.9 million euros of deferred revenues on its balance sheet (10.5 at the end of Q2). The deferred revenues are a result of having received revenue for existing support contracts, but where the actual support will take place in the months ahead.

The geographical breakdown of revenues for the nine months of 2001 (compared to the same period in 2000) was as follows: North America 38% (44%), Scandinavia 32% (27%), Rest of Europe 22% (20%), and Rest of the World 8% (9%). Anti-virus products represented 50% (47%) of the revenues, encryption 44% (46%), and other products 6% (7%).

New Products

The Group announced new products, F-Secure FileCrypto and F-Secure Anti-Virus, for the newly released Pocket PC 2002 handheld operating system. The development of the Anti-Virus and FileCrypto solutions for the Nokia 9200 Communicator series continued on schedule.

The Group successfully launched new major releases of a large number of its products, including F-Secure Anti-Virus

versions for desktop, file server and Microsoft Exchange server. The new versions have received positive customer feedback for their features and quality.

New Customers and Partners

The Group secured significant deals with, for example, major industrial customers in Sweden and with the Federal Government in the US. EDS and F-Secure announced a global partnering contract.

The Group worked on a license and distribution agreement with Compaq Computer Corporation to provide data protection for the new Compaq iPAQ Pocket PC family. The product F-Secure FileCrypto for Pocket PC Personal Edition will be provided as part of the standard package on all Compaq H3800 Series handheld computers. F-Secure FileCrypto for Pocket PC Enterprise Edition will also be made available through F-Secure and selected Compaq sales units.

Personnel and Organization

As a result of the cost savings programme, the Group's personnel decreased to 326 during Q3 (from 367 at the end of Q2) of which the personnel of F-Secure Online Solutions accounted for 15 (22 at the end of Q2) employees. 255 employees were based in the Finnish offices, 45 in North America and 26 in other countries.

Financing

The Group's financial position remained strong during the quarter. The Group's equity ratio on September 30, 2001, was 76 % (compared to 77 % at the end of Q2 and 82% at the end of 3Q2000). Financial income for the quarter was 0.4m euros. The liquid assets of the Group on September 30, 2001 were 27.3m euros (29.7m on June 30, 2001).

Investments

For the first nine months of 2001 the Group's investments were 1.8m euros (2.5). The investments consisted mainly of IT hardware and software and furniture to the new headquarters.

Shares, shareholders' equity, and option programs

During Q3, a total of 151,041 new F-Secure Corporation shares were entered into the Trade Register. They were subscribed with the warrants attached to the F-Secure Option

Programs. As a result of the subscription, the Shareholders' Equity increased by EUR 17,176. In addition, in October a total of 170,300 new shares were entered into the Trade Register and as a result the Shareholders's Equity was increased by EUR 19,366.

The number of shares is 141,717,776 on October 30th, 2001. The corresponding number of shares fully diluted would be 163,507,265, including all stock options programs.

In April, The Annual General Meeting accepted the Board proposal to authorize the Board for a period of one year from the general meeting to decide on an increase of share capital by one or more new issue of shares or by issuing one or more convertible bonds, option loans or option rights. The share capital of the company may, as a result of such share issues, option loans, option rights or convertible bonds, be increased at the most by 280,000 euros. New shares may be issued up to maximum of 28,000,000. To the extent the authorization is used to create incentive systems for the personnel of the group, the share capital may increase by a maximum of 70,000 EUR, in which case a maximum amount of 7,000,000 shares may be issued. The authorization remains fully unused.

Key Events in Early Q4

A major licensing and distribution deal with Compaq related to handheld security products was announced in early Q4.

The Group was one of Microsoft's launch partners for the Pocket PC 2002 operating system.

The Group signed a global distribution agreement with Deutsche Telekom to integrate the group's security software solutions into T-Systems' newly launched "SecureIP" concept.

The Group signed an agreement with L-Soft to integrate F-Secure's Anti-Virus technology into L-Soft's LISTSERV(R) product line protecting 60 million subscriptions. L-Soft is a creator of the industry's most widely used e-mail list management software. The deal provides good marketing value for F-Secure through product visibility to the L-Soft LISTSERV users.

Future Outlook

The Group believes strongly in its strategy and maintains a longer term positive outlook in the growing security market, especially in the handheld space.

The licensing and distribution deal with Compaq, combined with the earlier announced relationship with Nokia, puts the Group in a strong position as a major player in the emerging handheld security solutions market. Leadership in this market has been the Group's key objective during the recent years and that goal is now closer than ever before. However, significant uncertainty still exists regarding the timing, structure and growth of the handheld security solutions market.

The Group will keep emphasizing excellence in product quality and competitiveness, but is continuously increasing its focus in developing world-class sales and marketing functions. This effort will continue to pay off through more aggressive marketing campaigns, precisely understanding and meeting key customers' needs and, in general, being much closer to its customers and partners.

The current revenue estimate for Q4 revenue is EUR 10.5 million, with an error margin of 10% in both directions. Improving profitability continues to be of paramount importance and fixed costs are estimated to be below EUR 11.5 million in Q4.

Despite the market uncertainties the Group believes that, during the first half of 2002, it is able to grow its revenues at a moderate annual rate and to further improve its operating result.

Financial Reporting

A press and analyst conference will be arranged today, October 30, at 11 am Finnish Time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 1630 Finnish Time (2.30pm UK time), instructions can be found at http://www.europe.f-secure.com/investor-relations/

The Q4 financial report will be published on February 14, 2002, and the annual report on March 19. Annual General Meeting will be held on March 27. Quarterly reports for 2002 will be published on April 25 (Q1), August 6 (Q2) and October 29 (Q3).

On the release dates, a Stock Exchange bulletin will be sent at 9 am Finnish Time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish Time in Helsinki, and an international conference call will be

arranged in the afternoon. Full details will later be provided on the Group's web site.

Key figures (unaudited):

Income statement	2001	2000	2001	2000	Chge	2000
Euro million	7-9	7-9	1-9	1-9	%	1-12
Revenues	9.9	10.9	30.6	28.7	7	41.1
Cost of revenues	1.3	1.3	4.5	4.0	12	6.0
Gross Margin	8.5	9.5	26.1	24.7	6	35.1
Sales and Marketing*	7.7	6.6	25.3	22.2	14	31.4
Research and Development*	2.6	3.0	9.5	9.0	5	12.7
Administration*	0.9	0.8	2.9	3.1	-7	4.2
Other Operating Income	0.1	0.0	0.1	0.0		0.0
Operating result	-2.5	-0.8	-11.4	-9.7		-13.3
Financial Income and Expenses	0.4	0.7	2.0	0.8		1.4
Profit (Loss) Before Extraordinary items	-2.2	-0.1	-9.4	-8.8		-11.9
Extraordinary items +/- **	-	0.3	-	-0.5		-0.5
Result Before Taxes	-2.2	0.2	-9.4	-9.3		-12.3
Income Taxes	0.2	-0.2	0.0	-0.4		-0.8
Result for the Period	-1.9	0.0	-9.4	-9.7		-13.1

* For the period 1-9/2001 Stock option related social security expenses have no effect. For the period 1-9/2000 total net effect of social charges relating to option programs is 0.2 million euros positive. Effect for the period 7-9/2000 is 1.6 million euros positive of which Sales and marketing expenses account for 1.1 million euros, Research and development 0.4 million euros and administration 0.1 million euros of the total amount. For the period 1-12/2000 net effect of social charges relating to option programs is 0.2 million euros positive.

** For the period 1-9/2000 the provision for the social security costs of U.S. options, which were included this year for the first time, have been recorded as an extraordinary item due to a change in accounting principles.

BALANCE SHEET

ASSETS	30/9/2001	30/9/2000	31/12/2000
Intangible assets	2.3	1.7	1.9
Tangible assets	2.9	3.4	3.3
Investments	0.8	0.3	0.3
Short-Term Receivables	14.1	13.0	13.9
Cash and Bank Accounts	27.3	40.2	38.4
Total	47.4	58.7	58.0

LIABILITIES AND SHAREHOLDERS' EQUITY	30/9/2001	30/9/2000	31/12/2000
Total Shareholders' Equity	27.9	40.0	37.2
Mandatory Provisions	1.9	2.2	2.0
Non-Current Liabilities	-	0.0	-
Advance Payments	10.9	10.2	10.4
Other Current Liabilities	6.7	6.4	8.4
Total	47.4	58.7	58.0

Key ratios	2001 9 m	2000 9 m	2000 12 m
Operating result, % of Revenues	-37.3	-33.6	-32.4
ROI, %	-36.2	-23.8	-25.3
ROE, %	-38.6	-29.2	-31.1
Equity ratio, %	76.4	82.3	78.2
Debt-to-equity ratio, %	-97.7	-100.5	-103.2
Earnings per Share (EUR)	-0.07	-0.07	-0.09
Earnings per Share Diluted	x)	x)	x)
Shareholders' equity per Share, e	0.20	0.29	0.26
Investments (Meuro)	1.8	2.5	3.4
Contingent liabilities (Me)*	20.0	22.7	23.6
Personnel, average	373	390	399

x) Not given, as the effect of dilution would improve the figure

* Includes the lease responsibility for the facilities at Helsinki High Tech Center

Quarterly development

	1/00	2/00	3/00	4/00	1/01	2/01	3/01
Revenues	8.1	9.8	10.9	12.4	10.0	10.7	9.9
Cost of Revenues	1.3	1.4	1.3	1.9	1.6	1.6	1.3
Gross Margin	6.8	8.4	9.5	10.4	8.4	9.1	8.5
Sales and Marketing	7.8	7.8	6.6	9.2	8.8	8.8	7.7
Research and Development	2.9	3.2	3.0	3.7	3.4	3.4	2.6
Administration	1.1	1.2	0.8	1.1	1.0	1.0	0.9
Other Operating Income	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Operating result	-5.1	-3.7	-0.8	-3.6	-4.8	-4.0	-2.5
Financial Income and Expenses	0.1	0.0	0.7	0.6	0.9	0.7	0.4
Profit (Loss) Before Extraordinary items	-5.0	-3.7	-0.1	-3.0	-3.9	-3.4	-2.2

F-Secure Corporation

Board of Directors

Additional information:
F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Markku Pirskanen, CFO tel.358 9 2520 5606
Jukka Kotovirta, VP, Investor Relations tel.358 9 2520 5542
http://www.F-Secure.com

DISTRIBUTION
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